Filed by Digital World Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as Amended

Subject Company: Digital World Acquisition Corp.

Commission File No. 001-40779

Digital World Acquisition Corp. Working Towards Consummating Its Proposed Business Combination With Trump Media & Technology Group

MIAMI, FL – June 14, 2022 – The Digital World Acquisition Corp. (“Digital World”) team has been tirelessly working towards consummating its proposed business combination (the “Business Combination”) with Trump Media & Technology Group Corp. (“TMTG”), and to afford Digital World stockholders, both large and small, the opportunity to participate in the process of the Business Combination. Additionally, Digital Word appreciates that the Securities and Exchange Commission (the “SEC”) is tasked with protecting investors and is working to provide the SEC staff with information, pursuant to previously disclosed subpoena requests, so that the SEC has what it needs to conduct and conclude its investigation. The Digital World team continues to diligently work towards completing the Business Combination, which includes approximately $1.25 billion of net proceeds to TMTG at close, assuming no redemptions by Digital World stockholders, in order for investors to have the opportunity to participate in the Business Combination.

About Digital World Acquisition Corp.

Digital World (Nasdaq: DWAC) is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed Business Combination between Digital World and TMTG, including without limitation statements regarding the anticipated benefits of the Business Combination, the anticipated timing of the Business Combination and the private placement of Digital World (the “PIPE”), the implied enterprise value, future financial condition and performance of TMTG and the combined company after the closing and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination, the level of redemptions of Digital World’s public stockholders and the products and markets and expected future performance and market opportunities of TMTG. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the Business Combination and the PIPE may not be completed in a timely manner or at all, which may adversely affect the price of Digital World’s securities, (ii) the risk that the Business Combination may not be completed by Digital World’s Business Combination deadline and the potential failure to obtain an extension of the Business Combination deadline if sought by Digital World, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE, including the approval of the Merger Agreement (as defined below) by the stockholders of Digital World, (iv) the lack of a third-party fairness opinion in determining whether or not to pursue the proposed Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by Digital World stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions, (viii) the effect of the announcement or pendency of the PIPE or the Business Combination on TMTG’s business relationships, operating results, and business generally,

(ix) risks that the Business Combination disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against TMTG or against Digital World related to the merger agreement or the Business Combination, (xi) the risk of the ongoing investigations by the SEC and other regulatory authorities relating to the PIPE, the Merger Agreement or the Business Combination and the impact they may have on consummating the transactions, (xii) TruthSocial, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) the risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the ongoing COVID-19 pandemic and response and geopolitical developments, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xviii) those factors discussed in Digital World’s filings with the SEC and that that will be contained in a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement of Digital World, and a prospectus in connection with Business Combination. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by Digital World from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while TMTG and Digital World may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of TMTG or Digital World gives any assurance that TMTG, Digital World, or the combined company, will achieve its expectations.

Participants in the Solicitation

Digital World and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Digital World in favor of the approval of the Business Combination. Securityholders of Digital World and other interested persons may obtain more information regarding the names and interests in the proposed Business Combination of Digital World’s directors and officers in Digital World’s filings with the SEC, including the Registration Statement, which also contains the names and interests in the proposed Business Combination of TMTG’s directors and officers. These documents can be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Transactions and Where to Find It

In connection with the Business Combination and PIPE, Digital World has filed with the SEC the Registration Statement, which includes a preliminary proxy statement/prospectus and will include a definitive proxy statement/prospectus. Digital World’s stockholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Digital World, TMTG, the Merger Agreement, the Business Combination and PIPE. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Digital World as of a record date to be established for voting on the Business Combination. Stockholders of Digital World will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Digital World Acquisition Corp., 78 SW 7th Street, Miami, FL 33130.

Contact Information

Investor Relations:

Name: Alex Cano

Email: investorrelations@dwacspac.com